Exhibit 17.1

November 19, 2014

To Shareholders of CMG Holdings Group, Inc:

XA, The Experiential Agency, Inc.

A forensic investigation conducted by current executives of XA and CMG has revealed an ongoing pattern of fraud at XA’s New York and Chicago offices that predated and extended through the tenure of former chairman, Ron Burkhardt.

The pattern of fraud uncovered was instituted and overseen by former CEO Joe Wagner, who ran XA with little or no oversight from former CMG board members from 2009 – 2012. Mr. Wagner resigned as CEO in early 2014, months after board members and consultants from CMG began to question why XA, a company with 7-8 million dollars in annual revenue, never made a significant profit. CMG board chairman Glenn Laken launched his own investigation in an attempt to answer that question and uncovered the following:

From the time CMG first acquired ownership of XA in 2009, and until their departure from the firm a few months ago, Darren Andereck, XA’s president, Joe Wagner, XA’s CEO and Jean Wilson XA’s COO all owned privately held competing companies designed to siphon business opportunity away from XA. These private affiliations were not disclosed to the board of CMG. These undisclosed entities also defrauded the parent company by becoming vendors to XA – charging XA nearly $650,000.00 in questionable receipts over last two years alone.

While still working for XA, Darren Andereck, Jean Wilson and Jeff Smith, XA’s Creative Director along with employees Jesse Loma and Mike Day conspired with Joe Wagner to strip XA’s business of all corporate clients, newly purchased computers, lockers filled with staging equipment around the country and ongoing projects worth over $1,000,000.00 in revenue. While the investigation is not complete, we have discovered that there are numerous instances of conversion of XA assets and funds, such as personal charges on company credit cards, payments for cell phones for family members, reimbursement for personal travel and other expenses which did not relate to XA in any way, in addition transactions between XA and parties owned by these former employees who did not disclose their interests in them. The Company and XA plan to complete the investigation, including recovering e-mails deleted by the former employees, and to vigorously pursue any and all amounts wrongfully taken from XA. On September 23, 2014, XA filed a lawsuit in the Supreme Court of the State of New York, County of New York against Hudson Gray, Joe Wagner’s new competing enterprise, along with its principals and former XA employees now working for Hudson Gray, alleging wrongdoing by the defendants in connection with soliciting XA’s clients and seeking against further contact with XA clients.

While XA has suffered client losses due to the wrongful acts by its former management and employees, XA’s new executive staff has worked diligently to develop a vibrant and transparent business model for the future by focusing on smaller jobs with higher profit margins. The new XA staff organized and managed public relations for the October 24th Lang-Lang Foundation Concert and Gala at the United Nations, and arranged for Sting’s surprise guest appearance there. New XA staffers have also booked the Legacy Awards and Influencer dinner at Chicago’s Art Institute in March. They’re currently negotiating with a well known charitable foundation to organize a star-studded movie premiere and A-list gala dinner scheduled to take place in Manhattan in early March, in addition to a number of other corporate and charitable projects and events. They’re also fielding RFP’s for up-fronts for this upcoming television season. XA employees in the Chicago office continue to represent some of the regions most high profile restaurants and hotel chains, including the popular Coco Pazzo Group, The Four Seasons Hotel Group and The Ritz Carlton.

The future is bright for the newly re-organized XA, which is now being run by a younger, hipper, experienced and professional staff. Without the fraudulent practices of the past gobbling up profits, XA will finally generate a meaningful financial benefit to CMG’s shareholders, and have the ability to grow into the thriving profit center it always had the potential to be. We look forward to sharing the continued successes of the new XA, and will use every legal avenue available to claw-back the stolen profits of the past.

Good Gaming, Inc.

Good Gaming Inc. successfully completed its first test tournament in October 2014. We identified several key areas for development as a result, and believe over 90% of all areas targeted for improvement will be addressed prior to when the next tournament takes place. We are currently in the final stages of negotiation with a major gaming publisher to create a mutually beneficial alliance for our tournament in December. This alliance will significantly speed up our global adoption cycle. While details are still forthcoming, Good Gaming is extremely excited about this potential alliance and its impact on the overall business going forward.

In the short period of time since its official launch, Good Gaming has further refined the infrastructure involved in keeping the content production branch of the business as efficient as possible. We’ve begun releasing new videos every Tuesday to assure our user base that content is up to date and to keep them excited from week to week. We are also preparing to institute a content calendar so users can preview future videos. By offering promotional giveaways on our Twitch channel, we gained further exposure and credibility with the gaming community and expanded our user base. The most recent Twitch promotion – a 12 hour live stream for Halloween with Good Gaming streamers playing survival, horror, and survival/horror games while giving away copies of the most recent horror game, “The Evil Within,” was a huge success. We have over 20 veteran gamers with thousands of hours of experience working as content contributors and streamers for the most popular and commonly played games, such as Battlefield, Call of Duty, World of Warcraft, and League of Legends.

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From a technological standpoint Good Gaming is evolving at a rapid pace. As is the case with any new and innovative site, a big part of our job is to identify technical hurdles and nimbly overcome them as soon as they present themselves. As a result of constant testing and stringent attention to quality control, every system Good Gaming has built is constantly evaluated, and where necessary, improved. One obstacle that we are addressing is our ability to gain global traction and credibility while not sacrificing the overall vision of the site. A technology we discovered after our tournament testing cycle, which will be ready for implementation in early 2015, will give us a significant advantage over competitors, improve our timeline, and add a significant value proposition for any alliance members.

Good Gaming expects significant strides of improvement in platform functionality prior to the December tournament, as our feedback loop kicks in full force and new users join and supply data. While using community feedback has a slower adoptive cycle, we firmly believe that an involved community of users who feel invested in the site is the best way to form a dedicated and ever expanding client group, and using them as a knowledgeable and constructive feedback source will pay dividends now and in the future. Feedback from our community of users has led us to improve on the boarding of new members by reducing the steps required to sign up for tournaments. We expect this and other continuing innovations will be well received, and increase our customer base and revenue flow when our next tournament takes place a few weeks from now.

Sincerely,

/s/ Glenn Laken

Glenn Laken

Chief Executive Officer